Exhibit 99.1

Genius Group Announces Exercise of Warrants for $3.8 Million Gross Proceeds

SINGAPORE, May 20, 2024 (GLOBE NEWSWIRE) — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the entry into definitive agreements for the immediate exercise of certain outstanding Series 2024-C warrants to purchase up to an aggregate of 10,950,451 of the Company’s ordinary shares originally issued in January 2023, at the current exercise price of $0.35 per share. The ordinary shares issuable upon exercise of the warrants are registered pursuant to an effective registration statement on Form F-1 (No. 333-273841). The gross proceeds to the Company from the exercise of the warrants are expected to be approximately $3.8 million, prior to deducting placement agent fees and estimated offering expenses.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the warrants for cash, the Company will issue new unregistered Series 2024-D warrants to purchase up to 10,950,451 ordinary shares and new unregistered Series 2024-E warrants to purchase up to 10,950,451 ordinary shares. The new warrants will have an exercise price of $0.35 per share and will be immediately exercisable upon issuance. The Series 2024-D warrants will have a term of five and one-half years from the issuance date and the Series 2024-E warrants will have a term of two years from the issuance date.

The offering is expected to close on or about May 22, 2024, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital, operating expenses, debt repayment and to support acquired assets.

The Company also has agreed, effective upon the closing of the offering, to (i) amend certain existing warrants to purchase up to an aggregate of 8,945,000 ordinary shares that were previously issued in April 2024 and have an exercise price of $0.41 per share, such that the amended warrants will have a reduced exercise price of $0.35 per share and (ii) issue to the holder of such existing warrants a warrant to purchase up to an aggregate of 6,000,000 ordinary shares, at an exercise price of $0.35 per share, which will be immediately exercisable upon issuance and will have a term of five years from the issuance date.

The new warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”) and, along with the ordinary shares issuable upon their exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the new warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.6 million users in over 200 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, including market and other conditions, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Forward-looking statements in this press release include, without limitation, statements pertaining to the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds from the offering. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise, except as required by law.

Contacts

Brian M. Prenoveau, CFA

Managing Director

MZ Group - MZ North America

(561) 489-5315

GNS@mzgroup.us

www.mzgroup.us